                       [Letterhead of Andrews Kurth LLP]

                               September 13, 2005


BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attn:  Mr. Jason Wynn

        Re:  KCS Energy, Inc.
             Amendment No. 1 to Registration Statement on Form S-4 Filed August 23, 2005
             File No. 333-126393

Dear Mr. Wynn:

         Set forth below are the responses of KCS Energy, Inc., a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated September 8, 2005, with respect to Amendment No. 1 to the Company's Registration Statement on Form S-4 (File No. 333-126393) (the "Registration Statement"). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement ("Amendment No. 2"). For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 2 that we are filing today via EDGAR.

Form S-4, as amended

The Exchange Offer, page 31

Conditions to the Exchange Offer, page 37

         1. We note your response to our prior comment 5 from our letter dated August 5, 2005. We reissue our prior comment because your revised disclosure stating that you may determine in your "sole reasonable discretion" whether certain offer conditions have occurred or exist does not constitute an objective standard for the determination of whether a condition has been satisfied. Please revise to provide a standard based on objective criteria that allows a security holder to be able to verify that a condition has been satisfied.

         RESPONSE: The requested revision has been made to the section of Amendment No. 2 entitled "Conditions to the Exchange Offer" on page 38 of Amendment No. 2.

         Please do not hesitate to call the undersigned at (713) 220-4744 with any comments or questions regarding this letter or the above-referenced Amendment No. 2.

                                                     Very truly yours,

                                                     /s/ Diana M. Hudson

                                                     Diana M. Hudson


cc:  Tangela Richter (Securities and Exchange Commission)
     James W. Christmas (KCS Energy, Inc.)
     Frederick Dwyer (KCS Energy, Inc.)
     Scott B. Tallman (Firm)